FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2003

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                            Tte. Gral. Juan D. Peron
                            456 (1038) Buenos Aires,
                                    Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    FORM 6-K

                           Commission File No. 0-30852

Month Filed                                  Event and Summary                            Exhibit No.

 May 2003               List  of  Members  of  the  Board  of  Directors,   Syndics          99.1
                        Committee and Certifying Accountants of the Registrant.

 May 2003               Letter  to the  National  Securities  Commission  (Comision          99.2
                        Nacional de Valores)  dated  April 25, 2003  reporting  the
                        results   of  the   Annual   Ordinary   and   Extraordinary
                        Shareholders' Meeting of the Registrant.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date:  May 14, 2003                   By: /s/  Abel Ayerza
                                         --------------------------------------
                                         Name:   Abel Ayerza
                                         Title:  Chief Executive Officer